Mail Stop 3561

June 15, 2007

Mr. Li Zhang
Chief Executive Officer
HLS Systems International Ltd.
625 Broadway, Suite 1111
San Diego, California 92101

>   **Re: HLS Systems International Ltd.**
>   **Amendment 4 to Registration Statement on Form S-4**
>   **File No. 333-132826**
>   **Filed on May 11, 2007**

Dear Mr. Li:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that Chardan North China Acquisition Corp filed a withdrawal request for its registration statement on Form S-4 (file no. 333-132833) on May 1, 2006. Chardan North China Acquisition Corp subsequently filed registration statements with the same file number on June 28, 2006 and September 1, 2006. Please have Chardan North China Acquisition Corp submit Forms AW (amendment

withdrawal request) to request withdrawal of the registration statements filed on 6/28/06 and 9/1/06.

2. We note the need for various regulatory approvals in the proposed transfer to Gifted Time of title to the consigned shares (under Chinese law, the transfer of record ownership, see, e.g., pages 25, 76) representing 74.11% of the equity interest in Beijing. Currently, information concerning the regulatory approvals is somewhat scattered in the prospectus. See, e.g., pages 25, 77 (measures needed to change Beijing's organizational form from joint stock company to limited liability company); pages 10, 76, 80, 133 (compliance with M&A regulations); pages 12, 50 (change of Beijing's status from domestic company into "Foreign Invested Enterprise"). In addition, some information provided in the response letter dated January 13, 2007 and the response letter dated May 11, 2007 is apparently not included in the prospectus. See, e.g., page 4 of the letter dated January 13, 2007 (submissions required in application for approval of stock purchase transaction under M&A regulations); page 12 of the letter dated May 11, 2007 (acquisition by Gifted Time of Beijing equity interests will require unanimous affirmative vote of all Beijing stockholders).

Please provide a complete overview of the regulatory process and timetable in an appropriate part of the prospectus. As part of the discussion, please address the following points:

- the application of the various requirements of the M&A regulations

  We note that the regulations will play a significant role not only in the stock purchase but also in future acquisitions by HLS. See, e.g., page 51 ("HLS intends to grow its operations through acquisitions and business combinations with other companies, including companies in China, and such acquisitions and business combinations may be subject to the M&A regulations ....").

- the purpose of each step-by-step measure and the anticipated results

  For example, the change in organizational form of Beijing is intended to remove the limitation upon Dr. Wang's transfer of ownership of his common shares. Once Beijing is a limited liability company, Dr. Wang can direct Gifted Time to initiate the transfer of the shares. His action will, in turn, cause the other Beijing shareholders/consignors to direct the transfer of their shares, due to the voting-together agreement. See, e.g., pages 25, 76. Record ownership by Gifted Time will eliminate its need to rely upon contractual arrangements to control Beijing.

- any requirement that certain regulatory approvals, once obtained, must be renewed periodically; or any requirement for case-by-case approval of specific transactions

   For example, the prospectus states on page 50 that "Foreign Exchange Registration Certificates" must be renewed annually; however, even with such certification, "…conversion of currency in the 'capital account' (e.g. for capital items such as direct investments or loans) still requires the approval of SAFE."

- the anticipated timing and sequence of events and approvals and the permutations that may occur if certain eventualities, including those discussed below, should occur

   We note generally the statement on page 51 that the M&A regulations "may require the Chinese parties to make a series of applications and supplemental applications . . ., some of which must be made within strict time limits and require approvals from [one or more of various PRC regulatory authorities]."

- any significant differences/similarities in the current/future legal positions of the HollySys operating companies

   For example, one could assume that the transfer of ownership of Hangzhou would require approval under the M&A regulations. But the prospectus indicates on page 51 that no approval is required because "… the foreign ownership history of [this company] predates [the M&A regulations]."

   As another example, if and when Bejing becomes a "foreign invested enterprise," it will apparently be taxed in the same way as Hangzhou is now. See, e.g., pages 44, 137.

   Please revise accordingly.

3. We note the statement on page 131 in the section, "Recent Significant Transactions," that "…this entire series of transactions [i.e., the sale of Gifted Time to Advance Pacific; the financial reorganization of Gifted Time, including the $30 million loan from, and issuance of preferred stock to, the outside investors; and the various transactions through which the $30 million amount in borrowed funds was channeled through affiliated various companies to the original Gifted Time shareholders] was designed to enable Chardan to retain the right to acquire [Gifted Time], the terms were designed to work in conjunction with the anticipated closing of the stock purchase, with additional terms in the event that the Chardan-[Gifted Time] transaction does not occur."

It appears, however, that these transactions also create the potential for various eventualities that could occur and affect the control and/or ownership of the 74.11% equity ownership in Beijing and the status of Beijing under Chinese law, possibly to the detriment of Chardan/HLS investors. Below is a discussion of some of these apparent eventualities. Please discuss them in an appropriate part of the prospectus and add risk factors, if appropriate. In the discussion, please take account of the following points in particular:

- It is unclear how the transfer of ownership to the Beijing shares that is contemplated under the consignment agreements could be affected by the current pledge of all of the outstanding common shares of Gifted Time as collateral for the Advance Pacific guarantee that supports the $30 million loan to Gifted Time by the outside investors/preferred shareholders. We note that a first payment of at least $24 million is due and payable upon the closing of the stock transaction; and, as discussed below, the payment may be made with the cash compensation that HLS will receive at the closing of the stock purchase. See page 132 (Advance Pacific has assigned to Gifted Time the right to receive the cash consideration payable in the stock purchase). However, there remains a possibility of default, which could lead to a change of control of Gifted Time. The potential effect of such a change upon the transfer of ownership of the Beijing shares, as well as any potential detriment to HLS as a result, should be disclosed.

- Similarly unclear is how the proposed substitution of collateral would affect the proposed transfer of ownership. Although it appears that there would be no adverse effect, the potential effect of the collateral substitution should also be discussed.

- It also appears that the transfer of ownership would take place if Advance Pacific were to default on its $200 million outstanding debt to OSCAF, which is due and payable in full on September 15, 2007. In the event of default, ownership of Gifted Time could revert to OSCAF and thence to the seven BVI companies, see page 130, which have previously agreed to transfer ownership of the Beijing shares to Gifted Time. But this scenario should also be discussed.

- However, if OSCAF should reacquire ownership of Gifted Time, it appears that HLS would be an OSIC. In that event, it appears that the seven BVI companies would again be obligated to go through the foreign exchange investment registration procedures and to maintain such registration in order to acquire legal ownership of the Beijing shares. See response letter dated May 11, 2007 on page 4. A discussion of this requirement should be added to the prospectus.

- The thirty-third risk factor discusses on page 53 the possibility that Advance Pacific may try to satisfy its obligations under the $200 million promissory note "by entering into a new credit arrangement, or by selling some or all of its shares of HLS," potential transactions that, as noted, could result in a change of control and have an adverse effect upon HLS and its other stockholders. These possibilities require additional discussion. An explanation is also needed of how Advance Pacific could sell some/all of the HLS shares if those shares are substituted for the collateral that now supports the $30 million loan to Gifted Time.

4. To avoid confusion, please translate terms under PRC law consistently. For example:

- To designate what appears to be one type of entity, the prospectus uses various terms: "foreign investment company," see, e.g., pages 5, 12, 32; "Foreign Invested Enterprise," see page 50; "foreign investment enterprises (FIEs)," see, e.g., pages 44, 51; "foreign invested enterprise," a term that is apparently used to contrast with a "domestic-invested enterprise," see, e.g., page 44, or a "domestic company," see, e.g., pages 50, 51. The use of one term would be preferable.

- As a related matter, it may also be preferable to avoid the term "foreign investment company" in order to prevent any confusion related to the Investment Company Act of 1940. See, e.g., Section 3(a)(1) (defining "investment company").

- The prospectus refers variously to the "Beijing Administration for Industry and Commerce," and the "Beijing Administrative Bureau of Industry and Commerce," see, e.g., pages 25, 32; the "Administration of Industry & Commerce," see, page 76; the "Ministry of Commerce (MOFCOM)," see page 51; and the "Commerce Bureau," see page 80. In this second example, certain references appear to relate to different entities, e.g., Ministry of Commerce and Commerce Bureau, but the matter is somewhat unclear. Once again, the adoption of a single term for each entity or concept would clarify the discussions of the PRC regulatory framework.

5. We note that the prospectus states on page 132 that the cash consideration received at the closing of the stock purchase, i.e., an amount between approximately $23-$27 million, will be used to repay most of (not less than $24 million, see *id.*) the $30 million loan to Gifted Time by the outside investors. However, the prospectus also indicates that Advance Pacific will seek to substitute for the current collateral for that loan, i.e., all of the outstanding common shares of Gifted Time, the cash compensation plus all of the HLS

common shares that Advance Pacific is to receive at the closing. Please discuss the apparent contradiction.

6. We note that the response to comment five of our previous letter dated April 10, 2007 on page 3 of the letter dated May 11, 2007 indicates that the lenders' consent for the proposed substitution of collateral is "being solicited." The response states that Chardan will revise the prospectus when the requisite consent is obtained.   Please explain why the prospectus states on page 132 that Chardan "expects that the 15 lenders will consent to the transfer of the Gifted Time Holdings stock to HLS, as long as the consideration received by Advance Pacific (the cash and shares of HLS) will be substituted as collateral for that guarantee [by Advance Pacific]."

7. As a related matter, the response also states that the company "has revised the prospectus to clarify the potential return of the collateral," but we do not locate such a discussion. Please advise or revise. Please discuss the likelihood that the outside investors, on receipt of cash payment, would release some or all of the collateral (whether common shares of Gifted Time or HLS).

8. We note that the payment by HLS of the deferred compensation to Advance Pacific is linked to Gifted Time's payment of the approximately $5 remaining outstanding balance of the loan from the investors (the first payment of at least $24 million being due and payable upon the closing of the stock transaction). See page 132. The prospectus indicates that the disposition of the HLS warrants may facilitate payment of the deferred compensation. On page 26, the prospectus states that the deferred compensation will be payable, among other eventualities, when HLS receives an additional $60 million in financing, an event that could result, among other things, from the exercise of the HLS warrants. See also response 8 on page 6 of the response letter dated May 11, 2007 (same). On page 132, however, the prospectus also indicates that Gifted Time must pay the $5 million balance of the loan from the investors 60 days after the *redemption* of the HLS warrants. See page 132. These statements appear to conflict. Please discuss and clarify the company's expectations.

9. We note that the stock purchase transaction may close as early as August 10, 2007, see page 31, and the $200 million Advance Pacific promissory note is due and payable in full to OSCAF on September 15, 2007, see page 130. It does not appear likely that Advance Pacific will be able to make this payment in full. See page 53 ("Other than its ownership interest in Gifted Time (and following the share purchase transaction, HLS), Advance Pacific does not have any assets to satisfy these obligations"). Please discuss, taking into account the following considerations, among others:

- HLS has not approached any investors regarding additional financing, see page 26;

- Advance Pacific "will need to satisfy its remaining obligations by entering into a new credit arrangement, or by selling some or all of its shares of HLS . . . * * * Persons in control of HLS, whether Advance Pacific or any transferees of its interest, could attempt to take actions, including for example changing the Board of Directors or influencing the Board to sell some or all of its interests in the PRC operating companies and making a cash distribution to stockholders that could adversely affect the long-term interests of HLS or the other stockholders." See page 53. It is not clear how a sale of some or all of the HLS common stock would mesh with the proposed substitution of collateral for the outstanding debt of Gifted Time;

- In the event of a default by Advance Pacific, OSCAF would reacquire the ownership of the Gifted Time common stock, see, e.g., pages 131, 132; it is not clear how a re-acquisition would mesh with any default by Gifted Time on its $30 million loan; and

- The Chardan stockholders could extend the termination date for the stock purchase to close by means of an amendment to the Chardan certificate of incorporation, see page 133.

10. We note the statement on the first page of the letter to Chardan stockholders that "... the majority of our board of directors and officers following the closing of the stock purchase will initially be persons who were designated by Advance Pacific." We also note that the prospectus states on page 85 that the board will initially consist of two members designated by Advance Pacific, which purchased Gifted Time on December 20, 2006. See page 133. On page 27, the prospectus identifies the members of the initial HLS board as Mmes. Li and Zhang, Dr. Wang and Messrs. Propper, Sun, Hafetz and Solomon; we note that these names do not appear to have changed since the first amendment to the registration statement on June 28, 2006. Please discuss.

11. Please ensure that the term "Advance Pacific" has replaced the term "Gifted Time Stockholders" wherever appropriate, but not in instances where the original statement is not, or is no longer, applicable. It appears that, in some instances, a global substitution has resulted in misstatements. See, e.g., the statement of conditions to Chardan's obligations on page 30 (identifying, among other conditions, requirement that "Advance Pacific must have received all required and unconditional approvals or consents of governmental authorities"). Elsewhere, the prospectus appears to state on page 32 that no such approvals or consents are required. As other examples, see page 63 (stating that "the economics of the transaction for Advance Pacific" were discussed at a meeting in

November 2005) and page 88 (reference to "obligations of each Gifted Time Stockholder to consummate the transactions contemplated by the stock purchase agreement").

Questions and Answers about the Meeting, page 13

12. The penultimate question on page 15 concerns the obligations of HLS to Advance Pacific following the consummation of the stock purchase. The answer, which states that the deferred cash purchase price will not be payable, among other things, until "HLS generates positive after-tax cash flow from HollySys," appears to be a misstatement. We note that the prospectus states on page 21 that for the years ended June 30, 2005 and 2006, Hollysys generated approximately $79.6 million and $90 million in revenue, respectively. Please revise or advise.

13. The first question on page 16 concerns the management of the subsidiaries of HLS following the consummation of the stock purchase. The answer indicates that HLS will appoint, or arrange for the appointment of directors and officers, including Gifted Time and HollySys. Elsewhere, the prospectus states that each of Madame Li and Dr. Wang will enter into a three-year employment agreement with Gifted Time: the former will serve as chairman and the latter as CEO. In addition, Dr. Wang will enter into an employment agreement with Beijing. See pages 27, 91. Please revise accordingly. Also confirm, if appropriate, that despite Advance Pacific's majority ownership of HLS, HLS will control the selection of directors and officers of its subsidiaries.

14. We note your response to comment 18 that the company will not provide any subsequent offering period. You answer to the question "Until what time can I withdraw tendered shares of Gifted Time Preferred?" indicates that "if HLJS decides to provide a subsequent offering period, HLS will accept shares of Gifted Time Preferred tendered during that period immediately and thus you will not be able to withdraw shares of Gifted Time Preferred tendered during any subsequent offering period." Please revise as appropriate.

Summary

HollySys Reorganization and Ownership, page 22

15. We note your response to comment 20 that you deleted the reference to "the financing transaction". Please revise to indicate what the purchasers of the Gifted Time Holdings preferred stock gave as consideration for the 1.3 million shares of preferred stock.

16. We note your statement that the 15 purchasers of the Gifted Time Holdings preferred stock did not have any previous affiliation with Gifted Time Holdings or HollySys. Advise us whether the 15 purchasers have any affiliation with the shareholders of Gifted Time Holdings or HollySys.

The Business Combination, page 26

17. We note your response to comment 25. Please revise to indicate the amount of cash flows required to receive the deferred portion of the cash purchase price.

Interests of Chardan Directors and Officers in the Stock Purchase, page 29

18. We note your response to comment 16. We also note your statement that "if the stock purchase is not approved and Chardan fails to consummate an alternative transaction within the time allotted pursuant to its Certificate of Incorporation, Chardan will be required to liquidate." (emphasis added) It does not appear that the company may find an alternative transaction at this time. Please revise as appropriate.

Regulatory Matters, page 32

19. The discussion appears to omit the proposal to change the organization of Beijing from joint stock company to limited liability company, a change that will require Beijing to apply to the Beijing Administrative Bureau of Industry & Commerce, see, e.g., page 25. Please revise or advise.

Selected Unaudited Pro Forma Combined Financial Information, page 39

20. We reviewed your response to prior comment 11 of our letter dated October 18, 2006. We were unable to find your revision as indicated, thus the comment will be reissued. Please revise your table to present pro forma dividends declared per share for the year ended December 31, 2006.

Comparative Per Share Information, page 40

21. Please revise to present cash dividends declared per share for each entity and the pro forma combined entity for the most recent three fiscal years and interim period in accordance with Item 3(f)(2) of Form S-4.

22. Please revise to present book value per share for each entity and the pro forma combined entity for the most recent interim period in accordance with Item 3(f)(1) of Form S-4.

23. Please revise to present income (loss) per share from continuing operations for Gifted Time and the pro forma combined entity for the fiscal year ended June 30, 2004 in accordance with Item 3(f)(3) of Form S-4.

Risk Factors, page 43

24. The statement in the fifth risk factor on page 44 that Hangzhou has had a 13.2% tax rate since January 1, 2006 appears to conflict with the statement on page137 that a rate of 16.5% was applicable to Hangzhou as of that date. Please address the inconsistency.

Conversion Rights, page 57

25. Please revise to clarify that the submission of the holder's stock certificate are not required prior to the meeting or contemporaneously with the vote and demand for conversion.

Background of the Stock Purchase, page 60

26. We note your response to comment 36 that Chardan may seek an extension of the August 10, 2007 termination date. If the company anticipates extending the time period to consummate a business combination beyond the August 10, 2007 termination date then it appears to us that the company must file a proxy statement on the proposal to extend the time period to consummate a business transaction beyond the August 10, 2007 date. We believe that any approval to extend the termination date must be in effect prior to August 10, 2007 to comply with the company's Articles of Incorporation. Please note we may review and comment upon any proxy statement to extend the time period to consummate a business transaction.

The Candidate Identification Process, page 60

27. We note your response to comment 37. Please revise to indicate that at no time during the call did Chardan request that Chum make contact with anyone on Chardan's behalf.

28. We note your responses to comments 38 and 39. Please revise to indicate in the prospectus when Chum introduced State Harvest Holdings, Ltd. to Chardan China Acquisition Corp. Please also indicate the date that Chardan first learned that Chum was proposing a business combination with HollySys.

29. We note your response to comment 46. Please revise to include the disclosures in the first and second paragraphs in the company's response in the prospectus.

History of Discussions between HollySys and Chardan Capital, page 63

30. We note that the discussion of the amendments to the stock purchase agreement indicates the second amendment on June 5, 2006 and another second amendment on December 20, 2006. Please revise as appropriate.

Board Consideration and Approval of Transaction, page 65

31. We note your response to comment 48 that the projections in the Greatace due diligence report were generated by HollySys. It appears that this information maybe material to Chardan's stockholders. We also note that the noted information does not appear in the proxy statement/prospectus filed on May 11, 2007. Please revise to include the note projections concerning income statement forecasting, cash flow statement forecasting, and the profitability analysis, growth rate analysis along with the sales order analysis or provide us with a detailed analysis for any conclusion that the non-public information is not material and therefore need not be disclosed. We may have further comment.

Chardan's Reasons for the Stock Purchase and Recommendation of the Chardan Board, page 68

32. We note your response to comment 50 that "the Chardan board did not determine a specific valuation for HollySys." We also note your statement that the "Chardan board of directors concluded that the stock purchase agreement … was fair to Chardan from a financial point of view." Please revise to clarify how the board of directors determined that the transaction was fair from a financial point of view without first determining a valuation for HollySys. Additionally, if the board of directors did not determine a specific valuation for HollySys, revise to include a risk factor addressing the risks resulting from the board of directors not determining a valuation for HollySys in determining to approve the stock purchase agreement.

Employment Agreements, page 91

33. The prospectus states that Dr. Wang and Mme. Li will both enter into an employment agreement with Gifted Time. The description of the articles concerning termination and breach, however, refers to HollySys. Please state whether HollySys will be a party to the agreements or otherwise clarify these statements.

Recent Significant Transactions, page 129

34. Please revise to address how Ka Wa Cheng was identified as a purchaser for the Gifted Time Holdings stock.

35. We note your statement regarding Mr. Ka Wa Cheng that "[h]e was known to Qiao Li prior to these transactions …." Please revise to explain any prior relationship between Liao Li and Ka Wa Cheng.

36. We note the statement that "[n]either Advance Pacific nor Ka Wa Cheng is an affiliate of Chardan or any of its affiliates or any of the affiliates of HollySys." Please revise to clarify any relationship between Ka Wa Cheng and HollySys, the owners of HollySys, Chardan or the initial shareholders of Chardan.

37. Please revise to indicate the aggregate value of the 22.2 million shares at $7.34 per share as of December 20, 2006. Also indicate the per share price which would be needed for Advance Pacific to repay the debt in full.

38. We note your statement that "in addition, the termination date of the stock purchase was extended to at least August 10, 2007 or such later date as Chardan's shareholders might, by amendment to Chardan's certificate of incorporation agree to allow for the stock purchase to close." It appears that the company anticipates extending the time period to consummate a business combination beyond the August 10, 2008 termination date. In an appropriate section, please address that the company's Form S-1 did not contemplate an extension of the termination date. Also indicate that your Articles of Incorporation stated that the provisions could not be amended during the target business acquisition period.

Critical Accounting Policies

Accounts Receivable and Other Receivables, page 134

39. We reviewed your response to our prior comment 49. Your response did not
address our comment in its entirety, thus the comment will be partially reissued.
In order to enhance an investor's understanding, please revise your filing to
include an aging of your billed accounts receivable for each period for which a
balance sheet is presented (e.g. December 31, 2006). Also, for each period
presented disclose how much of the unbilled accounts receivable represents
contracts in the warranty period (i.e. revenue has been recognized, but customer
will not be billed until warranty expiration milestone has been achieved).

Information About Chardan

Plan of Operations, page 163

40. Please revise your discussion of Chardan here and throughout your registration
statement to include data from the latest period for which financial statements are
presented.

Unaudited Pro Forma Combined Financial Statements, page 165

41. We reviewed your response to our prior comment 44, noting you have combined
prior adjustments B1 and C1. Pro forma income statement adjustment "C"
(formerly B1 and C1) relates to an estimate of interest income on cash and
investments; however, it is not clear how this adjustment is factually supportable.
This adjustment should be removed from the face of your pro forma income
statements. The staff will not object to including this adjustment in a note to your
pro forma financial statements with related disclosure indicating this adjustment is
not included in your pro forma financial statements.

42. We note your addition of pro forma adjustment "I" related to the repayment of a
portion of the bridge loan. Tell us how this adjustment is directly attributable to
the transaction with Gifted Time, including specific references to the Stock
Purchase Agreement. Please advise or revise to remove this adjustment from the
face of your pro forma balance sheet.

Financial Statements

General

43. Please provide current consents and update your financial statements in accordance with Rule 3-12 of Regulation S-X.

Gifted Time Holdings Financial Statements

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation, FII-9

44. We partially reissue our prior comment 121 from our letter dated May 5, 2006. Please revise to include a statement, if true, that in the opinion of management all adjustments necessary for a fair statement of results for the interim period have been included. If all such adjustments are of a normal recurring nature, a statement to that effect shall be made. If otherwise, please describe to us, in detail, the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of results shown.

Revenue Recognition, FII-10

45. Please revise to provide disclosures required by Section 6.20 of the AICPA Construction Contractors Audit and Accounting Guide (e.g. operating cycle, etc.).

Accounts Receivable, Other Receivable and Concentration of Credit Risk, FII-10

46. We reviewed your revised disclosure and response to our prior comment 48. You disclose on FII-12 that you issue invoices to customers without specifying credit terms or interest charges for late payments, yet you provide additional bad debt provisions for individual customers based on the credit history and actual defaults. Considering there are no credit terms on your invoices, tell us how you determine when a customer defaults on payments or when invoices are considered past due. We also note your assertion in your response that you expect to collect billed amounts within one year. Provide us with an explanation supporting this expectation. Based on this expectation, tell why you only provided a bad debt allowance of approximately $1.4 million on billed receivables greater than one year of approximately $17 million at June 30, 2006.

47. We reviewed your response to our prior comment 48. Considering (i) the guidance in ARB 43 and Section 6.06 of the AICPA Construction Contractors

Audit and Accounting Guide, which states that an operating cycle is the average time intervening between the inception of contracts and the substantial completion of contracts, and (ii) your assertion that your large dollar contracts require more than three years to complete and your small dollar contracts require more than one year to complete, tell us how you determined your operating cycle to be 185 days. Please advise or revise.

48. In connection with the comment above, please revise to provide all disclosures required by Article 5-02(3)(c) of Regulation S-X.

Note 16- Upcoming Acquisition, FII-31

49. We note that Advance Pacific Holdings, an unrelated third party, acquired Gifted Time from OSCAF for notes totaling $230 million. Tell us how you accounted for this transaction in accordance with GAAP. Specifically, discuss how you considered SFAS 141 in your analysis.

Chardan North China Acquisition Corporation
Form 10-QSB for the quarter ended March 31, 2007

50. Please revise to clarify the number of shares to be issued as additional consideration if HollySys achieves certain operating after-tax profits. The current disclosure indicates that an additional 2,000,000 shares may be issued for each of the next four fiscal years.

* * * * *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.

Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its

Mr. Li Zhang
HLS Systems International Ltd.
June 15, 2007
Page 16

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Blaise Rhodes at (202) 551-3774. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

Sincerely,

John Reynolds
Assistant Director

cc: Douglas J. Rein, Esq.
        Fax: (858) 677-1401